SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NeuStar, Inc.

(Name of Subject Company (Issuer))

NeuStar, Inc.

(Names of Filing Persons (Offeror))

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

64126X201

(CUSIP Number of Class of Securities)

Martin K. Lowen

Senior Vice President, General Counsel and Secretary

21575 Ridgetop Circle, Sterling, VA 20166

Telephone: (571) 434-5400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Stephen I. Glover, Esq.

James J. Moloney, Esq.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, DC 20036-5306

Telephone: (202) 955-8500

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$250,000,000	$28,650

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $250,000,000 in aggregate of up to 8,000,000 shares of Class A common stock, $0.001 par value, at the minimum tender offer price of $31.25 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 3 for fiscal year 2012, equals $114.60 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,650 Form or Registration No.: Schedule TO-I	Filing Party: NeuStar, Inc. Date Filed: November 3, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2011, as amended and supplemented by Amendment No. 1 filed with the SEC on November 15, 2011 (as amended, the “Schedule TO”), and relates to the offer by NeuStar, Inc., a Delaware corporation (“Neustar,” the “Company” or “our”), to purchase up to $250 million in value of shares of its Class A common stock, $0.001 par value per share (the “Shares”), at a price not greater than $36.00 nor less than $31.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”).

All information in the Offer is expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On December 5, 2011, Neustar issued a press release announcing the preliminary results of the Offer, which expired at 12:00 midnight, New York City time, on the night of Friday, December 2, 2011. A copy of such press release is filed herewith as Exhibit (a)(5)(iii) and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iii)	Press release, dated December 5, 2011.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

NEUSTAR, INC.

/s/ Paul S Lalljie
Name:	Paul S Lalljie
Title:	Senior Vice President and Chief Financial Officer

Date: December 5, 2011

Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated November 3, 2011.*

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(5)(i)	Press Release, dated November 3, 2011.*

(a)(5)(ii)	Summary Advertisement, dated November 3, 2011.*

(a)(5)(iii)	Press release, dated December 5, 2011.

(b)	None.

(d)(1)	NeuStar, Inc. 1999 Equity Incentive Plan (the “1999 Plan”), incorporated herein by reference to Exhibit 10.8 to Amendment No. 3 to our Registration Statement on Form S-1, filed May 27, 2005 (File No. 333-123635).

(d)(2)	NeuStar, Inc. 2005 Stock Incentive Plan (the “2005 Plan”), incorporated herein by reference to Exhibit 10.51 to our Quarterly Report on Form 10-Q, filed August 8, 2007.

(d)(3)	Form of Nonqualified Stock Option Agreement under the 2005 Plan, incorporated herein by reference to Exhibit 99.4 to our Current Report on Form 8-K, filed March 5, 2007.

(d)(4)	Form of Incentive Stock Option Agreement under the 2005 Plan, incorporated herein by reference to Exhibit 10.47 to Amendment No. 3 to our Registration Statement on Form S-1, filed May 27, 2005 (File No. 333-123635).

(d)(5)	Summary Description of Non-Management Director Compensation incorporated herein by reference to Exhibit 10.22 to our Quarterly Report on Form 10-Q, filed July 28, 2011 (File No. 333-123635).

(d)(6)	Form of Directors’ Restricted Stock Unit Agreement, incorporated herein by reference to (a) Exhibit 99.2 to our Current Report on Form 8-K, filed April 14, 2006 and (b) Exhibit 10.36 to our Quarterly Report on Form 10-Q, filed August 4, 2009.

(d)(7)	Form of Restricted Stock Agreement under the NeuStar, Inc. 2005 Stock Incentive Plan, as amended, incorporated herein by reference to Exhibit 99.2 to our Current Report on Form 8-K/A, filed February 28, 2008.

(d)(8)	Second Form of Restricted Stock Agreement under the NeuStar, Inc. 2005 Stock Incentive Plan, as amended, incorporated herein by reference to Exhibit 99.3 to our Current Report on Form 8-K/A, filed February 28, 2008.

(d)(9)	Form of Nonqualified Stock Option Agreement under the NeuStar, Inc. 2009 Stock Incentive Plan, incorporated herein by reference to Exhibit 99.2 to our Current Report on Form 8-K, filed December 15, 2009.

(d)(10)	Form of Performance Award Agreement under the NeuStar, Inc. 2009 Stock Incentive Plan, incorporated herein by reference to Exhibit 99.1 to our Current Report on Form 8-K, filed March 1, 2010.

(d)(11)	Form of Restricted Stock Agreement under the NeuStar, Inc. 2009 Stock Incentive Plan, incorporated herein by reference to Exhibit 99.2 to our Current Report on Form 8-K, filed March 1, 2010.

(d)(12)	NeuStar, Inc. 2009 Performance Achievement Reward Plan, incorporated herein by reference to Exhibit 99.1 to our Current Report on Form 8-K, filed February 27, 2009.

(d)(13)	Form of Performance Award Agreement under the NeuStar, Inc. 2005 Stock Incentive Plan, incorporated herein by reference to Exhibit 99.2 to our Current Report on Form 8-K, filed February 27, 2009.

(d)(14)	Form of Performance Award Agreement under the NeuStar, Inc. 2009 Stock Incentive Plan, incorporated herein by reference to Exhibit 99.3 to our Current Report on Form 8-K, filed December 15, 2009.

(d)(15)	NeuStar, Inc. 2009 Stock Incentive Plan, incorporated herein by reference to Exhibit 99.1 to our Current Report on Form 8-K, filed on April 13, 2009.

(d)(16)	Form of Restricted Stock Agreement under the NeuStar, Inc. 2005 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.45 to Amendment No. 3 to our Registration Statement on Form S-1, filed May 27, 2005 (File No. 333-123635).

(d)(17)	Form of Performance Award Agreement under the NeuStar, Inc. 2009 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.46 to our Quarterly Report on Form 10-Q, filed April 27, 2011.

(d)(18)	Form of Restricted Stock Agreement under the NeuStar, Inc. 2009 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.47 to our Quarterly Report on Form 10-Q, filed April 27, 2011.

(d)(19)	Form of Nonqualified Stock Option Agreement under the NeuStar, Inc. 2009 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.48 to our Quarterly Report on Form 10-Q, filed April 27, 2011.

(d)(20)	Form of Directors’ Restricted Stock Unit Agreement-A, incorporated herein by reference to Exhibit 10.46 to our Quarterly Report on Form 10-Q, filed July 28, 2011.

(d)(21)	Form of Directors’ Restricted Stock Unit Agreement-B, incorporated herein by reference to Exhibit 10.47 to our Quarterly Report on Form 10-Q, filed July 28, 2011.

(d)(22)	Agreement and Plan of Merger, dated as of October 10, 2011, by and among NeuStar, Inc., Tumi Merger Sub, Inc., Targus Information Corporation and Michael M. Sullivan, as Stockholder Representative, incorporated herein by reference to Exhibit 2.1 to our Current Report on Form 8-K, filed October 11, 2011.

(d)(23)	AMACAI Information Corporation 2004 Stock Incentive Plan, incorporated herein by reference to Exhibit 99.1 to our Form S-8 No. 333-177976, filed November 14, 2011.

(d)(24)	TARGUS Information Corporation Amended and Restated 2004 Stock Incentive Plan, incorporated herein by reference to Exhibit 99.1 to our Form S-8 No. 333-177979, filed November 14, 2011.

(g)	None.

(h)	None.

*	Previously filed on Schedule TO on November 3, 2011.